Exhibit 4.81

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated:  2 April ~~March~~2018

ORION OWNERS INC., a corporation incorporated and existing under the laws of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (Name of sellers), hereinafter called the "Sellers", have agreed to sell, and
SEA 46 LEASING CO. LIMITED, a company incorporated and existing under the laws of Hong Kong having its registered office at Room 1803-1804, 18F Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Name of buyers), hereinafter called the "Buyers", have agreed to buy:

Name of vessel:  KELLY

IMO Number:  9768227

Classification Society:  American Bureau of Shipping

Class Notation:  Al,Bulk Carrier, BC-A,ESP,AMS,ACCU,CSR,CPS UWILD, CRC(I), GRAB 20, TCM, BWT Unrestricted Service

Year of Build: 2017	Builder/Yard: Hudong Zhonghua Shipbuilding & Shanghai Shipyard Co.

Flag: Marshall Islands	Place of Registration: Majuro	GT/NT: 43,301 / 27,348

hereinafter called the "Vessel", on the following terms and conditions:

Definitions – see also Clause 29
"Agreement'' means this memorandum of agreement which shall for the avoidance of doubt, include the rider provisions from Clauses 19 to 29.

~~"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8~~
~~(Documentation) and~~ _____________ ~~(add additional jurisdictions as appropriate).~~

"Buyers' Nominated Flag State" means Marshall Islands (state flag state).

"Cancelling Date" has the meaning given to that term in Clause 5.

"Conditions Precedent" has the meaning given to that term in Clause 8(a).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

 "Dollars" or "$" mean United States dollars, being the lawful currency of the United States of America.
~~"Deposit" shall have the meaning given in Clause 2 (Deposit)~~

~~"Deposit Holder" means~~ _________ ~~(state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"PDA" has the meaning given to that term in Clause 8(g).

"Scheduled Delivery Date" has the meaning given to that term in Clause 8(d).
~~"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).~~

~~"Sellers' Account" means~~ __________________ ~~(state details of bank account) at the Sellers' Bank.~~

~~"Sellers' Bank" means (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~

1.	Purchase Price
See Clause 29~~The Purchase Price is~~ ____________ ~~(state currency and amount both in words and figures)~~.

2.	Deposit – intentionally omitted

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of~~ __~~%~~ (__ ~~per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the "Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

	~~(i)~~	~~this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

	~~(ii)~~	~~the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3.	Payment

See Clause 19~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~

	~~(i)~~	~~the Deposit shall be released to the Sellers; and~~

	~~(ii)~~	~~the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.~~

4.	Inspection – intentionally omitted

~~(a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in~~ __________ ~~(state place) on~~ ___________ ~~(state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~

~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within~~ ____________ ~~(state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in~~ ________ ~~(state place/range) within~~ _______ ~~(state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's dock and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

5.	Time and place of delivery and notices

(a)  The Vessel shall be delivered and taken over safely afloat at sea or at a safe and accessible berth or in drydock or anchorage ~~at/in~~ worldwide without restrictions save subject to the trading limits specified in the Bareboat Charter ~~(state place/range)~~ in the Sellers' option but subject to the delivery of the Vessel in such place not causing the Buyers to incur additional tax liabilities to those that the Buyers would have incurred had the sale been completed in international waters.

~~Notice of Readiness shall not be tendered before:~~ _______ ~~(date)~~

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a)(iii) and 14): 30 April 2018 (or such later date as may be agreed by the Sellers and the Buyers in writing (the "Cancelling Date")

(b)  The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with ~~twenty (20),~~ ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is, on a day being a Business Day, at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) ~~Banking~~Business Days of receipt of the notice or of accepting the new date as the new Cancelling Date.

If the Buyers have not declared their option within three (3) ~~Banking~~Business Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with ~~the~~a new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d)  Cancellation, failure to cancel or acceptance of ~~the~~a new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become ~~an actual, constructive or compromised t~~Total ~~l~~Loss before delivery ~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter~~ this Agreement shall ~~be null and void~~ terminate (provided that any provision hereof expressed to survive such termination shall so do in accordance with its terms).

6.	Divers Inspection / Drydocking – intentionally omitted
~~(a)*~~
~~(i)~~
~~The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~

~~(ii)~~
~~If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the  satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for underwater inspection and the Classification Society's attendance.~~

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class  drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects~~

~~and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~

~~(iii)~~
~~If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.~~

~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

~~(c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) or 6(b) above:~~

~~(i)~~
~~The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and  consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

~~(ii)~~
~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.~~

~~(iii)~~	~~The Buyers' representative(s) shall have the right to be present in the drydock, as observe(s) only without interfering with the work or decisions of the Classification Society surveyor.~~

~~(iv)~~
~~The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller's or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work required such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.~~

~~* 6(a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.~~

~~**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

7.	Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of ~~inspection~~delivery used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. ~~Forwarding charges, if any, shall be for the Buyers' account.~~The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

~~Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:~~ _______ ~~(include list)~~

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:~~ ________ ~~(include list)~~

~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums at no extra cost.~~and pay either~~

~~(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port.~~

~~for the quantities taken over.~~

~~Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.~~

~~"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

8.	Documentation
The place of closing: The Athens Licensed Shipmanagement Office of TMS Bulkers Ltd. being 109 Kifisias Avenue amd Sina Street, GR 151 24 Marousi, Greece

(a) ~~In exchange for p~~Payment of the Purchase Price by the Buyers to the Sellers shall be subject to Clause 21 and conditional on the Buyers having on or prior to the Delivery Date received, or being satisfied as to,~~provide the Buyers with~~  the following ~~delivery documents~~items:

(i)
Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and ~~maritime~~liens (whether maritime or otherwise) or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;

(ii) Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;

(iii)
Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);

(iv)
Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;

(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the

Vessel is in Class free of condition/recommendation;

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;~~

(~~viii~~vi)	Commercial Invoice for the Vessel;

(~~ix~~vii)	-(if requested by the Buyers) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases (which will be taken over by the Buyers at no extra cost in accordance with Clause 7);

~~(x)~~	~~A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;~~

(~~xi~~viii)
intentionally omitted~~Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement~~; and

(~~xii~~ix)	The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.

(x)	The terms set out in Clause 20.

The items set out in this Clause 8(a) (together the "Conditions Precedent") are inserted for the sole benefit of the Buyers and may be waived in whole or in part with or without conditions by the Buyers.

(b) At the time of delivery the Buyers shall provide the Sellers with:

(i)	Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement and the Bareboat Charter; ~~and~~

(ii)
Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement and the Bareboat Charter, duly notarially attested and legalised or apostilled (as appropriate); and~~.~~

(iii)
Certificate of Continuing Registration issued by the Hong Kong Companies Registry, Certificate of Goodstanding issued by the Marshall Islands Registry and a certificate of an authorized signatory of the Buyers: (i) certifying that each copy document relating provided by Buyers to Sellers pursuant to this Agreement is correct, complete and in full force and effect as at a date no earlier than the Delivery Date; and (ii) listing their directors and officers.

(c)  If any of the documents listed in Sub-clauses (a), ~~and~~ (b) or (c) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d)  The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than five (5) Business Days (or such later date as the Buyers may agree) prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to the notice to be sent to the Buyers from the Sellers ten (10) days before delivery in accordance with Clause 5(b) (the "Scheduled Delivery Date") ~~(state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b~~) ~~of this Agreement.~~

(e)  On delivery, ~~Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above,~~ the Buyers shall take ownership of ~~Sellers shall also hand to the Buyers~~ the classification certificate(s) as well as all plans, drawings and manuals, ~~(excluding ISM/ISPS manuals), which are on board the Vessel~~and ~~O~~other certificates which are on board the Vessel,  but the foregoing shall for the duration of the Charter Period remain in the custody of the Sellers on board the Vessel as appropriate ~~shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case~~ (but the Buyers have the right to take copies of the classification certificate(s) and, on request, such other documentation referred to in this Clause 8(e)).

(f)  Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at ~~their~~ Sellers' expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers (the "PDA").

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters (other than the Bareboat Charter and any time charter permitted by the terms of the Leasing Documents), encumbrances, mortgages and ~~maritime~~ liens (whether maritime or otherwise) or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers ~~hereby~~ undertake to and hereby do so indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase of the Vessel and registration in the Buyers' Nominated Flag State ~~shall be for the Buyers' account, whereas similar charges~~and in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of ~~inspection, fair wear and tear excepted~~delivery.

However, the Vessel shall be delivered ~~free of cargo and~~ free of stowaways with her Class maintained without condition/recommendation~~*~~, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of ~~inspection~~delivery, valid and unextended without condition/recommendation~~*~~ by the Classification Society or the relevant authorities at the time of delivery.

~~"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

~~*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

12.	Name/markings – intentionally omitted
~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~

13.	Buyers' default

~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

Should the Purchase Price not be paid in accordance with ~~Clause 3 (Payment)~~this Agreement, the Sellers have the right to cancel this Agreement, in which case it shall terminate whereupon all the Buyers' liabilities hereunder shall be extinguished.~~the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

14.	Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

Without prejudice to any of the rights the Buyers may have under the Leasing Documents, at law or otherwise, ~~S~~should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest ~~if their failure is due to proven negligence~~ and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives – intentionally omitted
~~After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.~~

~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&L Club's standard letter of indemnity prior to their embarkation.~~

16.	Law and Arbitration See Clause 25

~~(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.~~

~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.~~

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~ __________ ~~(state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at~~ _________ ~~(state place), subject to the procedures applicable there.~~

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of~~

~~deletions, alternative 16(a) shall apply.~~

17.	Notices See Clause 27
~~All notices to be provided under this Agreement shall be in writing.~~

~~Contact details for recipients of notices are as follows:~~

~~For the Buyers:~~

~~For the Sellers:~~

18.	Entire Agreement

The written terms of this Agreement (together with the other Leasing Documents) comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

/s/ Savvas Tournis	/s/ Wang Wei
For and on behalf of the Sellers	For and on behalf of the Buyers
Name: Savvas Tournis	Name: Wang Wei
Title: Attorney-in-fact	Title: Attorney-in-fact

Execution Version

RIDER CLAUSES TO

MEMORANDUM OF AGREEMENT

DATED 2 April 2018

Clause 19 - Payment of Purchase Price

(a)
Subject always to Clause 21 and the Conditions Precedent having been satisfied, the Purchase Price of the Vessel shall be paid by the Buyers to the Sellers on the Delivery Date in the following manner:

(A)
an amount of the Purchase Price corresponding to the amount of the Advance Charterhire payable by the Sellers as bareboat charterers of the Vessel to the Buyers as owners under the Bareboat Charter on the Delivery Date shall be set off against payment of such Advance Charterhire; and

(B)	the balance of the Purchase Price (the "Balance") shall be paid free of bank charges into the Sellers' Account.

(b)
The Buyers shall, one (1) Business Day prior to the Vessel's Scheduled Delivery Date (the "Preposition Date") and provided that all amounts due to the Buyers as owners under Clause 41.1 of the Bareboat Charter have been received in full in available funds by the Buyers as owners under the Bareboat Charter, deposit with the Sellers' Bank the Balance on an unallocated basis in an interest-bearing suspense account with a SWIFT MT103 and a SWIFT MT199 irrevocable conditional release instruction in a form to be agreed (the "SWIFT Payment Instructions"). The amount so deposited shall be transferable and payable to the Sellers or their designated nominee at the Sellers' Account upon the fulfilment of the conditions set out in the SWIFT Payment Instructions, which shall include the presentation by the Sellers to the Sellers' Bank of a copy of the duly executed, timed and dated PDA.

(c)	interest at the rate of the Overnight USD LIBOR plus 300 basis points (the "Remittance Interest") shall:

(i)	in the event that the Vessel is delivered to the Buyers on the Delivery Date, accrue as of the Preposition Date until the Delivery Date (both dates inclusive); and

(ii)
in the event that the Vessel is not delivered to the Buyers on the Delivery Date, accrue as of the Preposition Date until the Balance is returned by the Sellers' Bank to the Buyers in accordance with the SWIFT Payment Instructions (both dates inclusive).

The Sellers shall pay to the Buyers the applicable amount of Remittance Interest as notified by the Buyers to the Sellers within three (3) Business Days of the Buyers' demand.

Clause 20 - Further conditions precedent

(a)	The items referred to in Clause 8(a)(x) are:

(A)	the certificate of incorporation, articles of association and (if any) by-laws or other constitutional documents of the Sellers along with an up-to-date certificate of goodstanding;

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(B)
a certificate of an authorized signatory of the Sellers certifying that each copy document provided by Sellers to Buyers pursuant to this Agreement is correct, complete and in full force and effect as at a date no earlier than the Delivery Date; and

(C)	the Buyers being satisfied that the conditions precedent set out in the Bareboat Charter, have been, or will be capable of being, satisfied on the Delivery Date.
Clause 21 - Obligation to sell / purchase the Vessel

The Parties' obligation to sell / purchase the Vessel under this Agreement is conditional upon the simultaneous delivery to and acceptance by the Sellers as bareboat charterers of the Vessel under the Bareboat Charter and that no Potential Termination Event or Termination Event (each as defined in the Bareboat Charter) has occurred or will occur as a result of the performance by the Parties of their obligations under this Agreement.

Clause 22 - Physical Presence

If the Buyers' Nominated Flag State requires the Buyers to have a physical presence or office in the Buyers' Nominated Flag State, all fees, costs and expenses arising out of or in connection with the establishment and maintenance of such physical presence or office by the Buyers shall be borne by the Sellers.

Clause 23 - Costs and Expense

(a)
The Sellers shall pay such amounts to the Buyers in respect of all properly documented costs, claims, expenses, liabilities, losses and fees (including but not limited to any legal fees, vessel registration and tonnage fees) suffered or incurred by or imposed on the Buyers arising from this Agreement or in connection with the delivery, registration and purchase of the Vessel by the Buyers whether prior to, during or after termination of this Agreement and whether or not the Vessel is in the possession of or the control of the Sellers or otherwise.

(b)
Notwithstanding anything to the contrary under the Leasing Documents and without prejudice to any right to damages or other claim which the Buyers may have at any time against the Sellers under this Agreement, the indemnities provided by the Sellers in favour of the Buyers shall continue in full force and effect notwithstanding any breach of the terms of this Agreement or such Leasing Document or termination or cancellation of this Agreement or such Leasing Document pursuant to the terms hereof or thereof or termination of this Agreement or such Leasing Document by the Buyers.

Clause 24 - Sanctions

The Sellers represent and warrant to the Buyers as of the date hereof and at the Delivery Date that:

(a)	they:

(i)	are not a Restricted Person;

(ii)	are not owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Restricted Person;

(iii)	do not own or control a Restricted Person; or

(iv)	do not have a Restricted Person serving as a director, officer or employee; and

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(b)
no proceeds of the Purchase Price shall be made available, directly or indirectly, to or for the benefit of a Restricted Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

Clause 25 - Governing Law and Jurisdiction

This Agreement and any non-contractual obligations arising under or in connection with it, shall be governed by and construed in accordance with English law.

Any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a "Dispute")) shall be referred to and finally resolved by arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 25. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association ("LMAA") Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a Dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a Dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

Where the reference is to three arbitrators the procedure for making appointments shall be in accordance with the procedure for full arbitration stated above.

The language of the arbitration shall be English.

Clause 26 - Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if. the signatures on the counterparts were on a single copy of this Agreement.

Clause 27 - Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Sellers:
ORION OWNERS INC.
c/o TMS BULKERS LTD.
Attention: Mr. Dimitris Glynos
Email: finance@tms-management.org
Tel: +30 216 2006213
Fax: +30 210 8090205
and/or
ORION OWNERS INC.
c/o SHIPINVEST BROKERS LTD
Attention: Mr. George Kaklamanos

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Email: SnP@shipinvest.gr
Tel: +30 210 8023341
Fax: +30 210 8023371

For the Buyers:
SEA 46 LEASING CO. LIMITED
c/o CMB FINANCIAL LEASING CO., LTD.
Attention: Wang Wei
Email: wangwei17@cmbchina.com
Tel: +8621 61061735
Fax: +8621 61059911*1735

Clause 28 - intentionally omitted

Clause 29 - Definitions

Unless otherwise specified herein, capitalised terms in this Agreement shall have the same meaning as in the Bareboat Charter. Furthermore, in this Agreement:

"Balance" has the meaning given to that term in Clause 19(a).

"Bareboat Charter" means the bareboat charter in respect of the Vessel dated on or about the date hereof and made between the Buyers as owners and the Sellers as bareboat charterers.

"Book Value" means, in relation to the Vessel, its value as written up:

(a)	as at the Delivery Date, in the Original Financial Statements (the "Initial Book Value"); and

(b)	as at any other relevant time, the then-latest documents delivered or to have been delivered to the Buyers as owners pursuant to Clause 46.1(a) of the Bareboat Charter.

"Delivery Date" means the date (being a Business Day) on which the Vessel is delivered to the Buyers pursuant to the terms of this Agreement and thereafter immediately delivered to the Sellers as bareboat charterers pursuant to the terms of the Bareboat Charter.

"Preposition Date" has the meaning given to that term in Clause 19(b).

"Purchase Price" means an amount equal to the lower of: (i) the Initial Market Value; and (ii) the Initial Book Value.

"Remittance Interest" has the meaning given to that term in Clause 19(c).

"Sellers' Account" means the account as notified to the Buyers in writing no later than ten (10) Business Days prior to the Delivery Date (or such later date as the Buyers may agree).

"Sellers' Bank" means the regulated financial institution acceptable to the Buyers with which the Sellers' Account is maintained.

"SWIFT Payment Instructions" has the meaning given to that term in Clause 19(b).

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EXECUTION PAGE

SELLERS

/s/ Savvas Tournis
ORION OWNERS INC.
Name:  Savvas Tournis
Title: Attorney-in-fact

BUYERS

/s/ Wang Wei
SEA 46 LEASING CO. LIMITED
Name:  Wang Wei
Title: Attorney-in-fact

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